EXHIBIT 12.1

BLUE RIDGE PAPER PRODUCTS INC.
RATIO OF EARNINGS TO FIXED CHARGES
HISTORICAL
(IN THOUSANDS, EXCEPT RATIOS)

	Years Ended December 31,
	2003	2002	2001	2000	For the Period from May 14 through December 31, 1999
Income (loss) from continuing operations before income taxes	(27,338)	(4,777)	(11,992)	2,362	8,440
Add:
Fixed Charges	16,054	14,109	15,645	16,177	9,476
Less:
Capitalized interest	848	427	262	2,307	—
Income (loss) adjusted	(12,132)	8,905	3,391	16,232	17,916

Fixed charges
Interest expense	14,148	12,580	14,228	13,047	9,007
Amortization of debt issuance costs and discounts on note obligation
Capitalized interest	848	427	262	2,307
Portion of rent representative of the interest factor	1,058	1,102	1,155	823	469
Fixed charges	16,054	14,109	15,645	16,177	9,476
Deficiency of earnings available to cover fixed charges	$28,186	5,204	12,254	—	—
Ratio of earnings to fixed charges	—	—	—	1.0x	1.9	x